UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
July 22, 2008

WASHINGTON TRUST BANCORP, INC.

(Exact Name of Registrant as Specified in Charter)

Rhode Island	0-13091	05-0404671
--------------------	-------------------	--------------------
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

23 Broad Street, Westerly, Rhode Island 02891

(Address of Principal Executive Offices) (Zip Code)

Registrant's telephone number, including area code: (401) 348-1200

Former name or address, if changed from last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01 Regulation FD Disclosure.

On July 22, 2008, Washington Trust Bancorp, Inc. held a conference call to discuss second quarter 2008 results. Attached as Exhibit 99.1, which is incorporated herein by reference, is supplemental information to clarify to comments made by management during the conference call regarding concentration of trust preferred securities holdings and other information concerning the securities portfolio.

Pursuant to General Instructions B.2 of Form 8-K, this information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits.

Exhibit No.	Exhibit
99.1	Investment Portfolio - Supplemental Information*

_____
*Filed herewith

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

WASHINGTON TRUST BANCORP, INC.

Date: July 23, 2008   By: /s/ David V. Devault

                                   David V. Devault
Executive Vice President, Secretary, Treasurer and Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Investment Portfolio - Supplemental Information*

* Filed herewith

Exhibit 99.1
Washington Trust Bancorp, Inc.
Investment Portfolio – Supplemental Information

	June 30, 2008				
(Dollars in thousands)	Credit Rating	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Trust Preferred Securities					
Collateralized Debt Obligations	A	$ 7,479	$ –	$ (1,744)	$ 5,735
Individual Name Issuers (1):	AA	15,411	–	(3,128)	12,283
	A	13,188	–	(2,441)	10,747
	BBB	1,907	–	(314)	1,593
Total Trust Preferred Securities		$ 37,985	$ –	$ (7,627)	$ 30,358
Corporate Bonds	BBB	$ 1,746	$ –	$ (13)	$ 1,733

(1) - We own various series of trust preferred securities issued by several corporate financial institutions. The following amounts represent the percentages greater than 10% of the total estimated fair value of trust preferred securities holdings for individual name issuers, including, where applicable, the impact of mergers and acquisitions of issuers subsequent to original purchase: 25%, 15%, 13% and 11%.

	June 30, 2008			
(Dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Estimated Fair Value
Common and Preferred Stocks				
Common Stock	$ 1,458	$ 337	$ (270)	$ 1,525
Preferred:				
FNMA Preferred Stock	713	–	(11)	702
FHLMC Preferred Stock	358	–	(23)	335
Other Preferred (financials)	4,064	–	(365)	3,699
Other Preferred (utilities)	1,000	–	(113)	887
Total Preferred	6,135	–	(512)	5,623
Total Common and Preferred Stocks	$ 7,593	$ 337	$ (782)	$ 7,148

The Corporation recorded impairment charges to earnings for equity securities deemed to be other-than-temporarily impaired in the amounts shown in the following table:

(Dollars in thousands)

Periods ended June 30, 2008	Three Months	Six Months
FNMA and FHLMC Preferred Stock	$ 430	$ 430
Other Preferred (financials)	719	1,577
Total	$ 1,149	$ 2,007